UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Webcast August 7, 2026 2Q26 Performance — P-79 Our eighth platform in the BúziosField Disclaimer— NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X. 2 Thepresentationmaycontainforward-lookingstatementsaboutfutureeventsthatarenotbasedonhistoricalfactsandarenotassurancesoffutureresults.Suchforward-lookingstatementsmerelyreflecttheCompany’scurrentviewsandestimatesoffutureeconomiccircumstances,industryconditions,companyperformanceandfinancialresults.Suchtermsas"anticipate","believe","expect","forecast","intend","plan","project","seek","should",alongwithsimilaroranalogousexpressions,areusedtoidentifysuchforward-lookingstatements.Readersarecautionedthatthesestatementsareonlyprojectionsandmaydiffermateriallyfromactualfutureresultsorevents.ReadersarereferredtothedocumentsfiledbytheCompanywiththeSEC,specificallytheCompany’smostrecentAnnualReportonForm20-F,whichidentifyimportantriskfactorsthatcouldcauseactualresultstodifferfromthosecontainedintheforward-lookingstatements,including,amongotherthings,risksrelatingtogeneraleconomicandbusinessconditions,includingcrudeoilandothercommodityprices,refiningmarginsandprevailingexchangerates,uncertaintiesinherentinmakingestimatesofouroilandgasreservesincludingrecentlydiscoveredoilandgasreserves,internationalandBrazilianpolitical,economicandsocialdevelopments,receiptofgovernmentalapprovalsandlicensesandourabilitytoobtainfinancing. Weundertakenoobligationtopubliclyupdateorreviseanyforward-lookingstatements,whetherasaresultofnewinformationorfutureeventsorforanyotherreason.Figuresfor3Q26onareestimatesortargets. Allforward-lookingstatementsareexpresslyqualifiedintheirentiretybythiscautionarystatement,andyoushouldnotplacerelianceonanyforward-lookingstatementcontainedinthispresentation. Inaddition,thispresentationalsocontainscertainfinancialmeasuresthatarenotrecognizedunderIFRS.Thesemeasuresdonothavestandardizedmeaningsandmaynotbecomparabletosimilarly-titledmeasuresprovidedbyothercompanies.Weareprovidingthesemeasuresbecauseweusethemasameasureofcompanyperformance;theyshouldnotbeconsideredinisolationorasasubstituteforotherfinancialmeasuresthathavebeendisclosedinaccordancewithIFRS. 3 PRODUCTION INCREASE: BETTEROPERATIONAL EFFICIENCY AND RESERVOIR MANAGEMENT • Total oil and natural gas production reached a new record of 3.34 MMboed. We also set records for total operated production (4.87 MMboed) and total own production in the pre-salt (2.78 MMboed). • A 3.1% increase in the operational efficiency of our assets allowedthe addition of 70 thousand bpd yoy(2Q26 vs. 2Q25), driven by operational efforts, strategic initiatives, and spending on maintenance and integrity. In addition, we intensified efforts in reservoir management across our producing assets. MORE PRODUCTION RECORDS Búziosplatforms surpassed the 1,219mbpdoperated production milestone on June 26, with the start-up of P-79. Record daily production in Mero of 788.4 mbpd, achieved on June 23. ACQUISITION OF NEW BLOCKS AND RIGHTS Acquisition of work interest and operatorship in Block 3, São Tomé and Príncipe offshore, in Africa. Acquisition of 100%of part of the ring-fence of Argonauta Field (BC-10 Concession), in Campos Basin. Acquisition of a 50%work interest in ItaimbezinhoBlock, Campos Basin offshore. EXPLORATORY ADVANCES New pre-salt discovery in Campos Basin, in an exploratory well (1-BRSA-1404DC-RJS) drilled in the SC-AP4 Sector of Campos Basin, C-M-477 block. Completion of Cased-Hole Formation Test in Copoazú-1with excellent results and confirmation of a new gas discovery following the drilling of the Sandía-1well. Completion of installation and commissioning activities of Mero’s PRM system(Permanent Reservoir Monitoring System). A project of this scale in deep waters is unprecedented worldwide. E&P PROJECTS’ PROGRESS P-79: first oil in May, and gas injection 56 days after first oil, a new record for owned units, in June 2026. Signing of the contracts for P-81 and P-87 FPSOsfor SEAP I and II, in May 2026. Operational Highlights - 2Q26 — GAS PRODUCTION Commercial gas production increased by 18.7% in the 1H26 compared with the 1H25, reinforcing the company's consistent improvement in operational performance. 4 REFINERY UTILIZATION FACTOR (FUT) RECORD • Quarterly FUT record of 101.2% in 2Q26, with highlights in April and May, when the indicator reached 102.5%. OIL PRODUCTS OUTPUT Production of 1,918 mbpd, a 5.6% increase compared to 1Q26, with 68% yieldof higher value-added products: diesel, gasoline and jet fuel. During the quarter, we reached record production levels of Diesel S10 (509 mbpd) and jet fuel (109 mbpd). PRE-SALT OIL PROCESSING We processed 73% of pre-salt oils in our refining system and reached 100% processing capacity for these oils in the distillation feedstock. OPERATIONAL EFFICIENCY AND ASSET INTEGRATION Lowest level of diesel and crude oil imports since the pandemic. Lowest share of imported oil products in the domestic sales mix. SAF SALES We sold 6.1 thousand m³ of Sustainable Aviation Fuel (SAF), produced via co-processing at REDUC with 1% renewable content. PODIUM GASOLINE Petrobras Podium Gasoline reached, in May 2026, the highest monthly sales volume in its 24-year history, with 12.49 million liters sold. RECORD IN CENTRAL-WEST REGION We recorded a monthly record for oil products throughput at our Central-West hubs in May 2026. FLEET MODERNIZATION Arrival of the Janeiro Knutsen vessel – a milestone in the modernization of our shuttle tanker fleet – on June 29, with customs cleared in a record one day. Signing of a contract for the construction and operation of four RSV-type vessels, in May 2026. DIVERSIFICATION OF EXPORT DESTINATIONS We secured five new customers for Atapu, Búzios, Itapu, Sururuand Tupicrude oils. RECORD CRUDE OIL HANDLING VIA CTV In June 2026, we handled 15.4 million barrels via CTV (Cargo Transfer Vessel), a vessel that enables crude oil to be transferred directly from platforms to larger vessels offshore. APPROVED PROJECT We approved the FID for the RPBC Biorefining project, in June 2026. Operational Highlights - 2Q26 — 5 NATURAL GAS • To mitigate international price volatility, we introduced a Brent-linked price band mechanism for natural gas sales. It sets minimum and maximum price limits (floor and ceiling) and is available to customers through contract amendments. FERTILIZERS Signing of the contracts for the resumption of construction works at UFN-III in June 2026. INNOVATION Start-up of the Brazilian Pre-Salt Technology Center (CTPB) in Itajubá, Minas Gerais, a strategic element in the development of the HiSep project (High-Pressure Subsea Separation System), in July 2026. ENVIRONMENTAL LICENSES OBTAINED OPERATING LICENSES Operating License for FPSO P-79 (Búzios 8) Operating License for the LPG export pipeline at the Boaventura Hub Seismic Survey License for areas in Campos Basin, including Albacora, Marlim, Voador, Norte de Brava, Iara, and Sépia INSTALLATION LICENSES Installation License for the project to upgrade RECAP's RFCC (Residue Fluid Catalytic Cracking Unit) for ethanol co-processing Preliminary and Installation Licenses for the replacement project of the main dinamic equipments of the FCCU (Fluid Catalytic Cracking Unit) at RPBC Installation Licenses for Búzios 9 (P-80) and Búzios 10 (P-82) Integrated Environmental License for the new photovoltaic plant project at the Boaventura Energy Complex REGULATORY APPROVALS Approvals for well tie-ins to FPSO Carioca, P-40, P-31, P-78 and FPSO Alexandre de Gusmão Approvals for facility modifications at FPSO Anita Garibaldi, the capacity increase at Mero 4, and FPSO Sepetiba Approval for the departure of P-35 for the decommissioning process Operational Highlights - 2Q26 — Operational Highlights - 2Q26 — PUBLICATION OF THE 2025 SUSTAINABILITY REPORT AND ITS ESG DASHBOARD SUPPLEMENT The report highlights the company's progress in its just energy transition strategy and its contribution to the Sustainable Development Goals (SDGs) of the 2030 Agenda. BRAZILIAN CORPORATE GOVERNANCE CODE REPORT (CBGC Report) Completed the 2026 Brazilian Corporate Governance Code Report (CBGC Report) filing with the Brazilian Securities and Exchange Commission (CVM) in June. Achieved 96% adherence to the Code's recommended practices, our highest level since 2019, outperforming the average of listed companies (68.2%) and the Oil, Gas and Biofuels sector (76.1%), according to the Brazilian Institute of Corporate Governance (IBGC). RECOGNITIONS 2026 Valor Innovation Brazil Award –Most Innovative Company in the Oil, Gas and Petrochemicals sector. Pro-Equity in Gender and Race Program Seal, awarded for the seventh consecutive year. 2025–2026 Pro-Ethics Company Award. 6 SOCIOENVIRONMENTAL PROJECTS We completed 17 regional events marking the signing of 70 socio-environmental projects across the areas served by the company's business units. 7 We reached a record level of 2.7 MMbpdThis result represents an increase of 15% compared to 2Q25 and 4% compared to 1Q26 — Increase of 70 thousand bpd (vs. 2Q25) due to higher operational efficiencyand reliability of production systems P-79start-up in Búzios, three months ahead of the 2026–30 Business Plan Ramp-up of FPSOs Maria Quitéria, in Jubartefield, Alexandre de Gusmão, in Mero field, and P-78, in Búziosfield 7 platforms** adapted to produce above their original capacity, while meeting all safety requirements 2,221 2,334 2,520 2,504 2,583 2,689 500 1.000 1.500 2.000 2.500 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 OWN OIL PRODUCTION - BRAZILmbpd Production 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Total* – Brazil Own Production (mboed) 2,747 2,892 3,114 3,081 3,197 3,308 Total* Operated – Brazil (mboed) 3,938 4,158 4,495 4,482 4,603 4,823 +15% * Oil and Natural Gas included ** P-77, Almirante Barroso and Almirante Tamandaré in Búzios; P-70 in Atapu; P-71 in Itapu; Guanabara and Duque de Caxias in Mero P-66, in operation for nearly 10 years in Tupifield Efficient Capex Execution— Consistent progress on Búzios’ upcoming units (P-80, P-82 and P-83) Wells interconnections supported Búzios6 and Búzios8 ramp-up 47% of 1H26 interconnections were complementary wells, contributingto production maximization and value creation across the assets PHYSICAL PROGRESSNumber of offshore wells 4.3 0.7 0.1 0.2 E&P RTM G&LCE Other CAPEX 2Q26 US$ billion 5.3 10 14 1Q26 2Q26 Drilled Completed Interconnected 11 16 1Q26 2Q26 14 20 1Q26 2Q26 45% 40% 43% 8 82% 3% 2% 13% We expanded the supply of domestically-produced oil products, reducing the need for imports Record utilization factor of our refineries, with 68% of production concentrated in Diesel, Jet fuel and Gasoline — 1,730 1,816 1,918 2Q25 1Q26 2Q26 5.6% 91 95 101 2Q25 1Q26 2Q26 12.2% 6 p.p. -40% 214 111 67 2Q25 1Q26 2Q26 OIL PRODUCTS OUTPUT mbpd UTILIZATION FACTOR % OIL PRODUCTS IMPORT mbpd OIL EXPORT mbpd 690 888 996 2Q25 1Q26 2Q26 9 10 Financial results driven by our operational performance — 4.7 6.2 10.4 4.1 4.5 11.1 2Q25 1Q26 2Q26 OCF US$ billion 7.5 8.4 12.3 2Q25 1Q26 2Q26 63% NET INCOMEUS$ billion Net income Net income excluding one-off events EBITDA US$ billion Adjusted EBITDA Adjusted EBITDA excluding one-off events 9.2 11.3 18.6 10.2 11.7 20.0 2Q25 1Q26 2Q26 Operating Cash Flow 95% 70% 170% 144% 46% 26.4 27.5 25.8 24.0 43.4 43.7 45.0 41.0 60.6 62.1 60.4 69.8 71.2 70.8 65.0 2025 1Q26 2Q26 2027-2030* Leasing Financial Debt Net Debt Gross Debt US$ billion Debt reduction — BP 2026-30 *Considers the average of the annual projections disclosed in the 2026–30 Business Plan 11 Early redemption of the 7.375% Global Notes due 2027, in the principal amount of US$ 670 million Adjusted cash and cash equivalents 9.2 9.1 10.4 US$ billion Monitoring of 2026 projections of the 2026-30 Business Plan — 2.6 2.5 1H26 2026Projection OIL PRODUCTION MMbpd ±4% CASH CAPEX US$ billion 9.1 16.9 1H26 2026Projection ±5% 11.7 20.2 1H26 2026Projection MANAGEABLE OPERATING EXPENSES US$ billion LEASE PAYMENTS US$ billion 5.2 10.0 1H26 2026Projection 12 Strong results boostedtax revenues— 34.2 31.5 0.5 22.4 TAXES PAID*-2Q26 R$ billion Federal State Municipal Government take 88.6 66.2 72.4 88.6 2Q25 1Q26 2Q26 EVOLUTION OF TAXES PAID R$ billion * Cash basis + 22 bi R$ 88 BILLION ANNUALIZED The increase of R$ 22 billionin taxes paid in 2Q26 compared to 2Q25 is equivalent to R$ 88 billion in additional revenue on an annualized basis 13 Webcast August 7, 2026 2Q26 Performance — P-79 Our eighth platform in the BúziosField

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer